Advanced Cellular, Inc.
c/o Eastbiz.Com Inc.
Suite 17 - 5348 Vegas Dr.
Las Vegas NV 89108
Phone number: 866-824-2112

October 13, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Ryan Houseal Attorney-Advisor

Dear Sirs:

Re: Advanced Cellular, Inc. ("the Company") Amendment No. 1 to Registration Statement on Form S-1 File No. 333-169085 Filed August 27, 2010

We are the solicitors for the Company.  We refer to your letter of September 23, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed August 27, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-1 Registration Statement filed August 27, 2010

General

1.
When describing the performance of your planned product, please revise your document throughout as necessary to clarify that you have not developed your product to the point where you can guarantee that it will perform in the manner described in your document. As an example, without limitation, we note the language on page three that "AdvancedPM will provide radio access network status management, performance analysis and support other capabilities" and "AdvancePM will support multi-user environment through high speed and secure access across the Intranet or the Internet."

Response: The Company has revised the disclosure throughout the document to clarify that it has not developed its product to the point where it can guarantee that it will perform in the manner described as requested.

2.
Your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Revise your disclosure in the prospectus summary and throughout the body of the prospectus, including the Use of Proceeds, Dilution, Capitalization, and liquidity sections, to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold.

Response:  The Company has expanded this disclosure as requested.

Determination of Offering Price, page 13

3.
You state that the offering price per share set for this offering has no relationship to any established criteria of value, such as book value or earnings per share. You go on to state that offering price was determined arbitrarily based on a determination by your board of the price at which they believe investors would be willing to purchase the shares. Given that the price per share was arbitrarily determined, please tell us the basis for your board's belief that investors would be willing to pay the price per share set for this offering.

Response:  The Company has already raised $20,000 from its sole Officer and Director at $0.002 per share and has developed its business plan since then. Therefore the Company believes that the offering price is reasonable given the potential of the Company if it is able to implement its business plan.

Risk Factors

Risks Relating to Our Company, page, page 7

General

4.
We note that your sole executive officer and director resides in Israel. We further note your disclosure under "Description of Property" that you maintain a "virtual office" in Las Vegas, Nevada, and that your management does not work from this location, but instead operates from his residence in Israel. Please revise to include a risk factor describing what effects, if any, the location of your management will have on the ability of U.S. investors to bring an action against your management in the United States and to enforce liabilities or judgments upon your management under U.S. securities and bankruptcy law. You should also describe the extent of your operations here in the U.S.

Response:  The Company has added a risk factor and revised the “Description of Property” section to include an expanded discussion about the Company’s operations in the US.

Our Business

The Market Opportunity, page 15

5.
You state in this-section that the worldwide number of Mobile Cellular subscribers grew from 200 million in the year 2000 to 4.6 million at the end of the year 2009. It appears there may be an error in this statement. Please advise or revise the statement.

Response: The Company has revised the error in this statement to “4.6 billion”.

Management's Discussion and Analysis of Financial Condition or Plan of Operation Plan of Operations, page 17

6.
Please provide a discussion to clarify where you will maintain your primary operations once you become operational. In this regard, we note that you currently maintain a virtual office in Las Vegas, Nevada as disclosed on page 16. We note on page 16 that you disclose that your executive officer operates from his residence in Israel and on page 18, you have identified several potential software development candidates in Israel.

Response:  The Company has added a discussion about its current and foreseeable operations.

7.
You state that current trends show that the growth in the use of mobile cellular subscribers is consistent over the last decade. Please provide us with the basis for this statement. To the extent this claim is based on any third-party report(s), please provide us supplementally with a copy of such report(s), highlighted to show the information referenced in your document. Also, please tell us supplementally whether such report(s) were prepared for you for use in connection with the preparation of this registration statement. Please also supplementally provide us with support for the statistics attributed to GSM Association, CDMA Development Group and ITU on page 15.

Response: The Company has attached a copy of a report for the ITU Telecom World conference in Geneva in 2009.  The Company’s statements and statistics on the telecommunications industry were gathered from this report.  This report was not prepared for the Company for use in connection with the preparation of this registration statement and the Company has not had any other reports prepared for them.  The Company has also revised its disclosure in the referenced section of its prospectus to more closely reflect the ITU statistics.

It can also be found at: http://www.itu.int/newsroom/press_releases/2009/39.html

CDMA Development group
http://www.cdg.org/worldwide/cdma_world_subscriber.asp

GSM Association
http://www.gsmworld.com/about-us/history.htm

Security Ownership of Certain Beneficial Owners and Management, page 23

8.
You indicate in the table in this section that Mr. Eliyahu owns 100,000,000 shares of your common stock, although other disclosure in this section and elsewhere in the filing indicates that only 10,000,000 shares of your common stock are currently issued and outstanding. Please advise or revise accordingly.

Response:  The correct number is 10,000,000 shares of common stock. The table has been revised and is now correct.

Available Information, page 28

9.
You indicate that you will be required to file proxy statements pursuant to the Exchange Act. Upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act and not subject to the proxy rules of Section 14 of the Act. Unless you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Response: The Company has added a risk factor and revised regarding its reporting status with the SEC and the consequences of not filing an 8-A.  The Company has also revised the disclosure in the above referenced section to clarify that it is not currently a reporting company and what reports it will be required to file with the SEC once the registration statement is declared effective.

10.
As a related matter, we note that you indicate that you are currently required to file reports pursuant to the Exchange Act of 1934. In this regard, we note your statement on page 28 that "We are subject to the informational requirements of the Securities Exchange Act of 1934...." Please revise to clearly indicate that you will only become subject to the reporting requirements of the Exchange Act upon the effectiveness of this registration statement.

Response: The Company has revised this statement to clarify it will only become subject to the reporting requirements of the Exchange Act upon the effectiveness of this registration statement.

Undertakings, page 11-2

11.
Please ensure that your undertakings are in the form set forth in Item 512 of Regulation S-K. In this regard, we note that you have omitted certain language from paragraph (a)(l)(ii) of your undertakings.

Response:  The undertakings have been revised.

Signatures, page 23

12.
Please ensure that your amended filing is signed by the person(s) serving as your principal financial officer and controller or principal accounting officer. Any person who occupies more than one position must indicate each capacity in which he/she signs the registration statement. See Instruction 1 to Signatures on Form S-1. In this regard, we note your disclosure under "Recent Sales of Unregistered Securities" that your principal executive office is also your chief financial officer.

Response: The Company has revised the signature page of the amended filing to clearly disclose the corporate functions of the signatory.

Yours truly,

ADVANCED CELLULAR, INC

Per:  /s/ Nir Eliyahu, President